UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

FORM 25
_________________

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33117
_________________

GLOBALSTAR, INC.
NYSE American LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
_________________

1351 Holiday Square Blvd., Covington, LA 70433 (985) 335-150 (Address, including zip code, and telephone number, and including area code, of Issuer’s principal executive offices)
_________________

Common Stock, par value $0.0001 per share
(Description of class of securities)
_________________

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Globalstar, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

February 10, 2025	By: /s/ Rebecca S. Clary	Chief Financial Officer
Date	Name	Title